Exhibit 99.(8)(o)

Form of Fee Waiver and Expense Reimbursement Agreement

PACE® Select Advisors Trust

1285 Avenue of the Americas

New York, New York 10019-6028

December 1, 2012

UBS Global Asset Management (Americas) Inc.

1285 Avenue of the Americas

New York, New York 10019-6028

Ladies and Gentlemen:

1.  Each of the funds listed on Schedule A hereto (each a “Fund”, and collectively, the “Funds”) is a series of PACE Select Advisors Trust, a Delaware statutory trust (the “Trust”).  Each separate class of each Fund’s shares is referred to herein as a “Class.”  Operating expenses of a Fund or a Class are annual rates expressed as a percentage of average daily net assets. Unless otherwise noted herein, each provision of this Agreement is effective as of the date set forth above.

2.  You hereby agree that you will waive a portion of the management fee payable to you by: (a) PACE Government Securities Fixed Income Investments to the extent necessary to reflect the lower overall fees paid by you to this Fund’s investment advisor(s) as a result of the lower sub-advisory fees paid to Pacific Investment Management Company, LLC; and (b) PACE International Fixed Income Investments to the extent necessary to reflect the lower overall fees paid by you to this Fund’s investment advisor(s) as a result of the lower sub-advisory fee paid to Rogge Global Partners plc.

3.  In addition, you hereby agree that you will waive a portion of the management fee payable to you by each Fund and/or reimburse the applicable Fund for its other operating expenses to the extent that the aggregate operating expenses otherwise would exceed the “Maximum Permitted Rate” for each Class of each Fund as shown on Schedule A.

4.  You further agree that you will continue the applicable management fee waivers and/or expense reimbursements under Paragraphs 2 and 3 above until the later of November 30, 2013, or, with respect to each arrangement, the date on which a Fund’s prospectuses are updated to reflect superseding waiver/reimbursement arrangements, if any, or the termination thereof.  In the case of a fee waiver described in Paragraph 2, such fee waiver will terminate concurrent with the termination of the applicable sub-advisory relationship, subject to the approval of the Trust’s Board of Trustees.

5.  The Maximum Permitted Rate of each Class of each Fund does not include any expenses attributable to (1) dividend expense, borrowing costs and interest expense relating to short sales and (2) investment in other investment companies, interest, taxes, brokerage commissions and extraordinary expenses, and you are not obligated to waive management fees or reimburse operating expenses to the extent that the aggregate operating expenses of a Fund or any Class thereof exceed its applicable Maximum Permitted Rate because of the aforesaid.

6.  The Trust, in turn, agrees that, subject to the limitations set forth in this paragraph, it will repay to you the fee waivers/expense reimbursements made by you pursuant to paragraph 3.  Such repayment shall be made only out of assets of the applicable Fund or Class for which a fee waiver/expense reimbursement was made.  In addition, the repayment shall be payable only to the extent it can be made during the three years following the period during which you waived fees or reimbursed the applicable Fund or Class for its operating expenses under this Agreement without causing the aggregate operating expenses of the Fund or Class during a year in which such repayment is made to exceed the applicable Maximum Permitted Rate.  The Trust agrees to furnish or otherwise make available to you such copies of its financial statements, reports, and other information relating to its business and affairs as you may, at any time or from time to time, reasonably request in connection with this Agreement.

7.  This Agreement shall terminate automatically with respect to a Fund upon the termination of the Investment Management and Administration Agreement between you and the Trust with respect to that Fund; provided, however, that a Fund’s obligation to reimburse you, as described above, will survive the termination of this Agreement with respect to that Fund unless the Trust and you agree otherwise.

8.  You understand that you shall look only to the assets of the applicable Fund for performance of this Agreement and for payment of any claim you may have hereunder, and neither any other series of the Trust, nor any of the Trust’s trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

9.  This Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of New York, except (a) Paragraph 8 shall be governed by, construed and enforced in accordance with the laws of the State of Delaware and (b) insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling.  Any amendment to this Agreement shall be in writing signed by the parties hereto.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

PACE Select Advisors Trust		PACE Select Advisors Trust

By:		By:
Name:	Thomas Disbrow	Name:	Joanne Kilkeary
Title:	Vice President and Treasurer	Title:	Vice President and Assistant Treasurer

The foregoing Agreement is hereby accepted as of December 1, 2012

UBS Global Asset Management		UBS Global Asset Management
(Americas) Inc.		(Americas) Inc.

By:		By:
Name:	Joseph J. Allessie	Name:	Eric Sanders
Title:	Executive Director and Deputy General Counsel	Title:	Director and Associate General Counsel

Schedule A

Fund	Class A expense cap	Class C expense cap	Class Y expense cap	Class P expense cap
PACE® Money Market Investments	N/A	N/A	N/A	0.60%
PACE® Government Securities Fixed Income Investments	0.97%	1.47%	0.72%	0.72
PACE® Intermediate Fixed Income Investments	0.93	1.43	0.68	0.68
PACE® Strategic Fixed Income Investments	1.06	1.56	0.81	0.81
PACE® Municipal Fixed Income Investments	0.90	1.40	0.65	0.65
PACE® International Fixed Income Investments	1.25	1.75	1.00	1.00
PACE® High Yield Investments	1.28	1.78	1.03	1.03
PACE® Large Co Value Equity Investments.	1.27	2.02	1.02	1.02
PACE® Large Co Growth Equity Investments	1.30	2.05	1.05	1.05
PACE® Small/Medium Co Value Equity Investments	1.41	2.16	1.16	1.16
PACE® Small/Medium Co Growth Equity Investments	1.38	2.13	1.13	1.13
PACE® International Equity Investments	1.55	2.30	1.30	1.30
PACE® International Emerging Markets Equity Investments	2.15	2.90	1.90	1.90
PACE® Global Real Estate Securities Investments	1.45	2.20	1.20	1.20
PACE® Alternative Strategies Investments	1.88	2.63	1.63	1.63